Exhibit (a)(5)(D)
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

SURI LEFKOWITZ, on behalf of herself and all others similarly situated,

Plaintiff,	C.A. No. 4563-CC

v.

REVLON, INC., ALAN BERNIKOW, PAUL BOHAN,
ALAN ENNIS, MEYER FELDBERG, ANN JORDAN,
DAVID KENNEDY, JR., DEBRA LEE, TAMARA
MELLON, RONALD OWEN PERELMAN, KATHI
SEIFERT, BARRY SCHWARTZ, KENNETH WOLFE,
and MACANDREW & FORBES HOLDINGS INC.,

Defendants.

VERIFIED CLASS ACTION COMPLAINT
     Plaintiff, by her attorneys, alleges upon information and belief (said information and belief being based, in part, upon the investigation conducted by and through her undersigned counsel), except with respect to her ownership of Revlon, Inc. (“Revlon” or the “Company”) common stock, and her suitability to serve as a class representative, which is alleged upon personal knowledge, as follows:
NATURE OF THE ACTION
     1. This is a shareholder’s class action on behalf of the public shareholders of Revlon against certain directors and officers of the Company and Revlon’s controlling shareholder MacAndrews & Forbes Holdings, Inc. (“M&F”) seeking injunctive or other appropriate relief relating to an April 20, 2009 proposal by M&F to convert Revlon’s publicly traded common stock not owned by M&F to preferred voting stock redeemable in four years (the “M&F Proposal”), which would result in M&F owning all of the Company’s equity.

     2. Under the M&F Proposal, the Revlon minority shareholders will have no participation in any rise in the Company’s shares going forward and will have only a “limited” right to participate in any sale of the Company within two years.
     3. As a result, Revlon’s minority shareholders will be unfairly disadvantaged to the benefit of M&F, the majority and controlling shareholder.
PARTIES
     4. Plaintiff, Suri Lefkowitz, owns shares of Revlon common stock and has owned such shares at all relevant times.
     5. Defendant Revlon is a corporation organized and existing under the laws of the State of Delaware. Revlon, founded in 1932, maintains its principal offices at 237 Park Avenue, New York, New York, 10017. Revlon, through its subsidiary, Revlon Consumer Products Corporation (“RCPC”), engages in the manufacture, marketing, and sale of cosmetics, women’s hair color, beauty tools, fragrances, skincare, anti-perspirants/deodorants, and other personal care products. The Company is a “controlled company” (one in which more than 50% of the voting power is held by an individual, a group or another company) within the meaning of the New York Stock Exchange rules as M&F directly and indirectly holds 77% of the Company’s voting power.
     6. Defendant M&F is a Delaware incorporated holding company founded and wholly owned by defendant Perelman. As of December 31, 2008, M&F beneficially owned 28,207,735 shares of Revlon Class A Common Stock or 58% of the total outstanding shares and all of Revlon’s 3,125,000 shares of Class B Common Stock, which together represent approximately 77% of the total voting power of Revlon’s outstanding shares. M&F controls the vote on all matters submitted to a vote of the Company’s stockholders, including the election of the Company’s entire Board of Directors and approval of mergers, consolidations, sales of some, all or substantially all of the Company’s assets, issuances of capital stock and similar transactions. M&F has held a stake in Revlon since 1985. According to M&F’s website it, “invests in companies with strong market positions, recognized brands and growth potential.” M&F is located at 35 East 62nd Street, New York, New York, 10065.
     7. Defendant Alan Bernikow (“Bernikow”) has been a director of Revlon since 2003. He is also a director of RCPC along with defendants Kennedy, Perelman and Schwartz, and a director of UBS Global Asset Management US Inc. with defendant Feldberg.
     8. Defendant Paul Bohan (“Bohan”) has been a director of Revlon since 2004.
     9. Defendant Alan Ennis (“Ennis”) has been Revlon’s Executive Vice President and Chief Financial Officer since 2006 and is also President of Revlon International Corp. On April 29, 2009, the Company announced that he would become CEO as of May 1, 2009.
     10. Defendant Meyer Feldberg (“Feldberg”) has been a director of Revlon since 1997. He is also a director of UBS Global Asset Management US Inc. with defendant Bernikow,
     11. Defendant Ann Jordan (“Jordan”) has been a director of Revlon since March, 2009.
     12. Defendant David Kennedy, Jr., (“Kennedy”) is President and CEO of Revlon and holds those same positions with RCPC and Revlon Consumer Products USA.
     13. Defendant Debra Lee (“Lee”) has been a director of Revlon since 2006.
     14. Defendant Tamara Mellon (“Mellon”) has been a director of Revlon since 2008.
     15. Defendant Ronald Owen Perelman (“Perelman”) has been a director of Revlon since 1992 and has been its Chairman since 1998. He is the owner. Chairman and CEO of M&F. He is a director of RCPC with defendants Bernikow, Kennedy and Schwartz and is a director of

Allied Security Holdings LLC, M&F Worldwide, REV Holdings LLC and Scientific Games Corp. with defendant Schwartz.
     16. Defendant Kathi Seifert (“Seifert”) has been a director of Revlon since 2006.
     17. Defendant Barry Schwartz (“Schwartz”) has been a director of Revlon since 2007. He is Executive Vice-Chairman and Chief Administrative Officer of M&F. He is a director of RCPC with defendants Bernikow, Kennedy and Perelman and a director of M&F affiliated Allied Security Holdings LLC, M&F Worldwide, REV Holdings LLC and Scientific Games Corp. with defendant Perelman.
     18. Defendant Kenneth Wolfe (“Wolfe”) has been a director of Revlon since 2004.
     19. Defendants Bernikow, Bohan, Ennis, Feldberg, Jordan, Kennedy, Lee, Mellon, Perelman, Seifert, Schwartz, and Wolfe (collectively the “Individual Defendants”), are officers and directors of the Company and owe fiduciary duties to Revlon and its shareholders and were and are required to act in furtherance of the best interests of Revlon shareholders, and owe them the highest obligations of loyalty, good faith and fair dealing.
     20. Defendant M&F, as the majority and controlling stockholder of Revlon, owes fiduciary duties to Revlon’s public shareholders and owes them the highest obligations of loyalty, good faith and fair dealing.
CLASS ACTION ALLEGATIONS
     21. Plaintiff brings this action on her own behalf and as a class action, pursuant to Rule 23 of the Court of Chancery, on behalf of a Class comprised of all shareholders of defendant Revlon (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who have been or will be adversely affected by the conduct of defendants alleged herein.

     22. The Class for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. As of December 31, 2008, there were 20,042,428 public shares of Class A Common Stock outstanding owned by thousands of shareholders of record scattered throughout the United States.
     23. There are questions of law and fact which are common to members of the Class and which predominate over any questions affecting any individual members. The common questions include, inter alia, the following:
     a) whether one or more of the defendants has engaged in a plan and scheme to enrich themselves at the expense of defendant Revlon’s public stockholders;
     b) whether the defendants have breached their fiduciary duties owed by them to plaintiff and members of the Class by virtue of their participation and/or acquiescence and by their other conduct complained of herein;
     c) whether the consideration to be paid for the publicly traded Revlon Class A shares is fair and reasonable;
     d) whether M&F has acted in a manner that is entirely fair to Revlon’s minority Class A shareholders;
     e) whether defendants have failed to fully disclose the true value of Revlon’s assets and earning power and the future financial benefits which M&F will obtain from the conversion of the common stock and extinguishing the public equity stake in the Company;
     f) whether plaintiff and the other members of the Class will be irreparably damaged by the transactions complained of herein; and
     g) whether defendants are liable to plaintiff and the Class and, if so, what measure of damages is proper.

     24. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interest as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.
     25. Plaintiff anticipates that there will not be any difficulty in the management of this litigation.
     26. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action.
FACTUAL BACKGROUND
     27. On September 3, 2008, Revlon announced that, in a two-step process, it would reduce its debt load by repaying a $170 million term loan bearing 11% interest due August 1, 2009, made to its RCPC subsidiary by M&F. In the first step, Revlon would use $63 million from the proceeds of a previously announced sale of a Brazilian business. The announcement noted further that, “in the second step Revlon intends to launch, as early as in the fourth quarter of 2008, a $107 million equity rights offering that would allow stockholders to purchase additional shares of Revlon Class A common stock. Upon closing the rights offering, Revlon intends to use the net proceeds of such equity issuance to fully repay the remaining balance of the M&F Term Loan.” At the time of this announcement, Revlon Class A common stock was trading at $12.30 per share.
     28. As part of this announcement defendant Kennedy stated, “by repaying the M&F Term Loan, we will eliminate our highest cost, nearest maturity debt, which carries an annual cash interest cost of almost $19 million. Improving our capital structure with this important step is consistent with a key aspect of our strategy.”
     29. On September 3, 2008, it was reported by Bloomberg that Revlon shareholders would be able to acquire Class A stock at a discount pursuant to the equity rights offering. The M&F Proposal deprives Revlon minority shareholders of this benefit and any ongoing equity positions.
     30. On November 5, 2008, Revlon issued a press release announcing its 3Q 2008 results. Although operating income remained unchanged from the previous year, the release quoted defendant Kennedy as stating in relevant part:
We have executed our strategy and profitably grown our business during the first nine months of this year. Specifically, we have launched a comprehensive and successful new line-up of Revlon and Almay color cosmetics products, supported our brands with appropriate levels of advertising and promotional support, increased our margins and improved our capital structure.
***
For the year 2008, we expect improved operating margins, profitability and free cash flow from continuing operations, compared to 2007, driven by strength in the Revlon brand, and efficiencies and cost controls throughout the Company.
***
We are extremely excited about the new product introductions for the first half of 2009.
***
Looking ahead, we are managing our business with the objective of improving our financial performance and competitive position.
Revlon Class A common stock closed that day at $9.61 per share.
     31. On November 14, 2008, Revlon issued a press release announcing that it had entered into an amendment to the M&F term loan that would extend the term of the loan to the earlier of (1) the consummation of the announced rights offering, or (2) August 1, 2010. According to the press release, “due to the current conditions in the capital markets, Revlon is monitoring the financial markets closely to assess the appropriate timing of the Rights Offering.” The price of Revlon Class A common stock fell to $8.27 per share.
     32. According to the press release, “given the current conditions in the capital markets, Revlon is monitoring the financial markets closely to assess the appropriate timing of the Rights Offering.”
     33. M&F received an immediate extension to the term of its onerous loan to RCPC without giving up any existing rights to the detriment of Revlon public shareholders who had been anticipating obtaining additional Revlon equity via the rights offering.
     34. On February 12, 2009, Revlon issued a press release announcing its results for the 4Q and FY 2008. Though the press release touted Revlon’s “strong pipeline of innovative new products,” Bloomberg reported that 4Q net income fell 72% to $11.3 million from $40.8 million the previous year and US revenue declined 7.5% while international sales fell 15%. Revlon shares fell to $3.75 per share.
     35. Defendant Kennedy was quoted in the February 12, 2009 press release as stating in relevant part:
During the year, net sales growth in Revlon brand color cosmetics, which was driven by strong new product introductions and a more focused allocation of advertising and promotional expenditures, along with continued rigorous cost control, resulted in significantly improved financial performance. Specifically, and as we forecasted, the Company improved operating margins, profitability and generated positive free cash flow and net income. In addition, during 2008, we reduced debt by $110 million, improving our capital structure.
While we expect economic conditions and the retail sales environment to remain uncertain around the world, we believe we are better positioned than in many years to maximize our business results in light of these conditions. Specifically, we have strong global brands, a highly capable organization, a sustainable, reduced cost structure, and an improved capital structure. We are encouraged by the continued growth in mass channel color cosmetic consumption in the U.S. and in key markets around the world throughout 2008, despite the uncertain economic conditions. We are also encouraged that, in January 2009, according to ACNielsen, the U.S. mass retail color cosmetics category expanded 3.6% and Revlon brand color cosmetics gained 0.7 percentage points, growing faster than the category, for a dollar share of 13.3%. We are continuing to execute our strategy and manage our business while maintaining flexibility to adapt to changes in business conditions. We are also continuing our intense focus on the key growth drivers of our business, including innovative, high-quality, consumer-preferred products, effective integrated brand communication, appropriate levels of advertising and promotion, and superb execution with our retail partners, along with disciplined spending and rigorous cost control. Over time, we believe that with this focus we will generate profitable net sales growth and sustainable positive free cash flow.
36. In a conference call with investors to discuss these results, defendant Ennis stated:
We believe we are better positioned than in many years to maximize our business results in light of the uncertain economic conditions. Specifically, we have strong global brands with an extensive multi-year pipeline of new products. We have a highly capable organization. We have a sustainable, reduced cost structure. And we have an improved capital structure. Over time, we believe that continuing to execute our strategy will generate profitable net sales growth and sustainable positive free cash flow.
     37. However, Revlon shareholders will not share in this growth. Pursuant to the M&F Proposal, the positive business results touted in this call and in the Company’s earnings releases will inure solely to the benefit of M&F, which will end up owning all the equity in the Company, to the detriment of plaintiff and the Class.
     38. On April 20, 2009, Revlon announced that M&F proposed a transaction whereby newly issued Revlon voting preferred stock having an aggregate liquidation preference of $75 million (or approximately $3.74 per share, based upon 20.042 million shares not currently held by M&F and its affiliates) would be exchanged for all of the outstanding shares of Revlon Class A common stock not held by M&F and its affiliates.

     39. The preferred stock would pay an annual cash dividend of 12.5%, payable quarterly, and would be redeemed four years from its date of issuance at the liquidation preference, plus accrued and unpaid dividends.
     40. M&F stated that it had no intention to dispose of its equity stake in Revlon but in the event of a sale of the Company within two years of issuance of the preferred stock, the preferred stock would be entitled to participate with the common stock to a “limited extent.” If no such transaction occurs within two years of the issuance of the preferred stock, the holder of each share of preferred stock would be entitled to receive an additional payment of $1 per share.
     41. In connection with the transaction, M&F proposes to contribute to Revlon $75 million of the $107 million senior subordinated term loan that is due to it from RCPC, and to amend the term loan to extend its maturity to 2013 but also to increase its interest rate to 12.5%.
     42. Revlon public shareholders have watched the price of their stock steadily decline while the Company has devoted significant resources to improve future profitability. Pursuant to the M&F Proposal, all future benefits obtained from Revlon, which are rightfully due to Revlon’s public shareholders, will now accrue solely for the benefit of M&F.
     43. The Individual Defendants maneuvered to delay the equity rights offering and allow M&F, who controls their appointments, to extend the term of its onerous loan and use the stock market decline to propose a transaction that will deliver to M&F the remaining equity in the Company.
     44. The proposed transaction is wrongful, unfair, and harmful to Revlon’s public and minority stockholders who are members of the Class, and represents an attempt by defendants to aggrandize their personal and financial positions and interests at the expense of and to the detriment of the members of the Class.

     45. On April 30, 2009, Revlon announced better than expected results for the 1Q 2009. During the quarter, the company posted a profit of $12.7 million, or 25 cents a share, compared with a net loss of $2.5 million, or 5 cents, in the year-ago quarter. Revlon shares closed at $4.74 per share - a full dollar higher than the liquidation preference under the M&F Proposal and are currently trading above $5 per share.
     46. In the press release announcing these results, Defendant Kennedy stated, “we believe that continued execution of our strategy will, over time, generate profitable net sales growth and sustainable positive free cash flow.”
     47. Just as Revlon appears to be turning a positive corner in profitability, the proposed transaction will deny plaintiff and other Class members their rights to share appropriately in the true value of the Company’s assets and future growth in profits and earnings, while usurping the same for the benefit of M&F at an unfair and inadequate price.
     48. By indefinitely delaying the rights offering and extending the term of the M&F loan, Revlon’s Board of Directors has allowed M&F, the majority and controlling shareholder, to benefit at the expense of the minority shareholders.
     49. The Individual Defendants, all of whom owe their positions to M&F and several of whom are also M&F employees, by tabling the previously announced Revlon equity rights offering have effectively capped the equity participation of the minority shareholders going forward.
     50. Instead, the minority shareholders will receive consideration that is unfair and inadequate because the market price and intrinsic value of Revlon’s common stock is significantly higher than the amount offered in the proposed transaction given the much touted future growth prospects of the Company.

     51. M&F has perfectly timed its offer to correspond to a decline in Revlon stock yet reap the benefits of all future growth.
     52. Given M&F and defendant Perelman’s control of the Company and of the Individual Defendants, the Individual Defendants can not be expected to protect the minority shareholders in dealings between the M&F and the minority shareholders.
     53. Thus, M&F exercises “actual control” over Revlon and the M&F Proposal is subject to an entire fairness review. M&F has the power and is exercising such power to enable it to acquire the Company’s public shares and dictate terms that are contrary to the public stockholders’ best interests and do not reflect the fair value of Revlon’s stock.
     54. The M&F Proposal is subject to the exacting entire fairness standard, under which M&F must establish both fair price and fair dealing.
     55. Additionally, because of M&F and Perelman’s domination and control of Revlon and the Individual Defendants, no third party would be able to make a competing bid for the publicly held shares of Revlon without the consent of M&F and defendant Perelman.
COUNT I
AGAINST ALL DEFENDANTS FOR
BREACHES OF FIDUCIARY DUTIES AND ENTIRE FAIRNESS
     56. Plaintiff incorporates by reference paragraphs 1 through 55 above as if set forth herein.
     57. Defendants owe fiduciary duties of loyalty, care and entire fairness to the public shareholders of Revlon.
     58. By the acts, transactions and course of conduct alleged herein, Defendants have violated their fiduciary duties to the public shareholders of Revlon by, among other things, failing to take adequate measures, to ensure that the interests of the Class are protected from: (a)

the overreaching control exercised by M&F through its position as a controlling shareholder; and (b) M&F’s use of its control to seek to force Plaintiff and the Class to surrender their interest in Revlon at an unfair and/or inadequate price.
     59. By reason of the foregoing acts, practices and course of conduct, the Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other Class members.
     60. As a result of Defendants’ actions and/or inactions, Plaintiff and the Class will suffer irreparably injury if the M&F Proposal is consummated under the terms proposed, because the Class will not receive fair value for their interests in Revlon and will be precluded from benefitting from an alternative transaction, with M & F or another acquirer, which would maximize shareholder value of Revlon.
     61. Plaintiff and the Class have no adequate remedy at law.
     62. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.
     WHEREFORE, plaintiff demands judgment as follows:
     a) declaring that this action may be maintained as a class action;
     b) declaring that the proposed transaction is unfair, unjust and inequitable to plaintiff and the other members of the Class;
     c) preliminarily and permanently enjoining the defendants from taking any steps necessary to accomplish or implement the M&F proposal;

     d) requiring defendants to compensate plaintiff and the members of the Class for all losses and damages suffered and to be suffered by them as a result of the acts and transactions complained of herein, together with prejudgment and post judgment interest;
     e) awarding plaintiff the costs and disbursements of this action, including reasonable attorneys, accountants’, and experts’ fees; and
     f) granting such other and further relief as may be just and proper.
     Dated: May 5, 2009

CHIMICLES & TIKELLIS LLP
/s/ Pamela S. Tikellis
Pamela S. Tikellis (#2172)
Robert J. Kriner, Jr. (#2546) A. Zachary Naylor (#4439) Scott M. Tucker (#4925) 222 Delaware Avenue Suite 1100 Wilmington, Delaware 19801 (302) 656-2500 Attorneys for Plaintiff

OF COUNSEL:
WOLF HALDENSTEIN ADLER
  FREEMAN HERZ
270 Madison Avenue
New York, New York 10016
(212) 545-4600
LAW OFFICE OF JACOB FOGEL, P.C.
Jacob T. Fogel, Esq.
32 Court Street — Suite #602
Brooklyn, New York 11201